UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Kerry M. Stemler
   1725 E. Main St.
   New Albany

2. Issuer Name and Ticker or Trading Symbol

   Community Bank Shares, Inc.
   CBIN

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Day/Month/Year

   February 7, 2003

5. If Amendment, Date of Original (Month/Year)

   February 7, 2003

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (  ) Officer (give title below) ( ) Other
   (specify below)

   If officer, give title.

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir   |7.Nature of Indirect   |
                           | Transaction   |  or Disposed of (D)              |  Securities       |ect     |  Beneficial Ownership |
                           |        |      |                                  |  Beneficially     |(D)or   |                       |
                           |        |    | |                  | A/|           |  Owned            |Indir   |                       |
                           | Date   |Code|V|    Amount        | D |    Price  |                   |ect(I)  |                       |
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Common stock                2/07/03   P       385 sh.           A   $15.50 sh.    30,487 sh.           D           N/A

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Common stock                2/7/03    P       290 sh.           A   $15.49 sh.    2,297 sh.            I        Spouse
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriv-   |Dir|Indirect    |
                      |or Exer-|     |      | rities Acqui  |Expiration |  Securities        |vative |ative       |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secur- |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |ity    |Bene-       |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned       |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |            |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |            |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:

This Form 4A is being filed to correct the reported date when Mr. Stemler purchased his stock, which was originally reported to have taken place on
2/7/02 and should have said 2/7/03, and to add a report of purchase of stock by his spouse which also took place on 2/7/03.  The Form 4 that this corrects was filed on 2/7/03.

/s/  Kerry M. Stemler              2/10/03
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Signature of Reporting Person       Date